Filed Pursuant to Rule 433

Free Writing Prospectus

Registration No. 333-222481-01

May 7, 2019

BRIXMOR OPERATING PARTNERSHIP LP

Pricing Term Sheet

$400,000,000 4.125% Senior Notes due 2029

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement, dated May 7, 2019, of Brixmor Operating Partnership LP (“we,” “our,” or “us”) and the accompanying prospectus, dated January 9, 2018, and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Brixmor Operating Partnership LP

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-

Security Type:	Senior Unsecured Notes

Pricing Date:	May 7, 2019

Settlement Date:	May 10, 2019 (T+3). It is expected that the delivery of the notes will be made on or about the closing date specified on the cover page of this prospectus supplement, which will be the 3rd business day following the date of the pricing of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Maturity Date:	May 15, 2029

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2019

Principal Amount:	$400,000,000

Public Offering Price:	99.804% of the principal amount

Net Proceeds to the Issuer, Before Expenses:	$396,616,000

Benchmark:	2.625% due February 15, 2029

Benchmark Price / Yield:	101-16+ / 2.449%

Spread to Benchmark:	+170 basis points

Yield to Maturity:	4.149%

Coupon:	4.125%

Optional Redemption:	Make-whole call at T + 30 basis points

Par Call:	On or after February 15, 2029 (3 months prior to the maturity date)

CUSIP / ISIN:	11120VAH6 / US11120VAH69

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Barclays Capital Inc

BMO Capital Markets Corp.

Jefferies LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Senior Co-Manager:	BNY Mellon Capital Markets, LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Regions Securities LLC TD Securities (USA) LLC MUFG Securities Americas Inc. Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Brixmor Operating Partnership LP has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer or Brixmor Property Group Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting J.P. Morgan Securities LLC by calling (212) 834-4533; by contacting Citigroup Global Markets Inc. by calling (800) 831-9146; by contacting Mizuho Securities USA LLC by calling (866) 884-2071; or by contacting RBC Capital Markets, LLC by calling (866) 375-6829.